UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Livongo Health, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

539183103

(CUSIP Number)

Christopher McCain

General Catalyst Partners

20 University Road, 4th Floor, Cambridge, MA 02138

(617) 234-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 539183103	13D	Page 2 of 26 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) General Catalyst Group Management Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 18,460,879 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 18,460,879 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,460,879 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.87%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 539183103	13D	Page 3 of 26 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) General Catalyst Group Management Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 18,460,879 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 18,460,879 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,460,879 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.87%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 539183103	13D	Page 4 of 26 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) General Catalyst Group Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 18,460,879 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 18,460,879 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,460,879 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.87%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 539183103	13D	Page 5 of 26 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) General Catalyst Group VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 18,460,879 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 18,460,879 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,460,879 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.87%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 539183103	13D	Page 6 of 26 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) General Catalyst Partners VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 18,460,879 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 18,460,879 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,460,879 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.87%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 539183103	13D	Page 7 of 26 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) General Catalyst GP VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 18,460,879 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 18,460,879 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,460,879 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.87%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 539183103	13D	Page 8 of 26 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) General Catalyst Group VIII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 18,460,879 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 18,460,879 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,460,879 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.87%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 539183103	13D	Page 9 of 26 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) General Catalyst Group VIII Supplemental, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 18,460,879 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 18,460,879 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,460,879 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.87%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 539183103	13D	Page 10 of 26 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) General Catalyst Partners VIII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 18,460,879 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 18,460,879 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,460,879 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.87%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 539183103	13D	Page 11 of 26 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) General Catalyst GP VIII, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 18,460,879 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 18,460,879 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,460,879 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.87%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 539183103	13D	Page 12 of 26 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GC Venture LH Manager, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 18,460,879 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 18,460,879 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,460,879 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.87%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 539183103	13D	Page 13 of 26 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth I. Chenault
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 18,460,879 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 18,460,879 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,460,879 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.87%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 539183103	13D	Page 14 of 26 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joel E. Cutler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,536 shares
	8.	SHARED VOTING POWER 18,460,879 shares
	9.	SOLE DISPOSITIVE POWER 10,536 shares
	10.	SHARED DISPOSITIVE POWER 18,460,879 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,471,415 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.88%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 539183103	13D	Page 15 of 26 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David P. Fialkow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,165 shares
	8.	SHARED VOTING POWER 18,460,879 shares
	9.	SOLE DISPOSITIVE POWER 7,165 shares
	10.	SHARED DISPOSITIVE POWER 18,460,879 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,468,044 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.88%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 539183103	13D	Page 16 of 26 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hemant Taneja
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,048 shares
	8.	SHARED VOTING POWER 18,460,879 shares
	9.	SOLE DISPOSITIVE POWER 14,048 shares
	10.	SHARED DISPOSITIVE POWER 18,460,879 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,474,927 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.89%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 539183103	13D	Page 17 of 26 Pages

Schedule 13D/A

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D amends and supplements statements on Schedule 13D filed on August 8, 2019, as amended by Schedule 13D/A filed on May 26, 2020 (the “Schedule 13D”) with respect to the shares of common stock, $.001 par value (the “Common Stock”) of Livongo Health, Inc. (the “Issuer” or “Livongo”) having its principal executive office at 150 West Evelyn Avenue, Mountain View, California 94041. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth in this Amendment No. 2, the information contained in the Schedule 13D has not been updated or amended.

Item 2.	Identity and Background.

There are no amendments to Item 2 of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On July 29, 2019, as a result of the initial public offering of the Issuer’s Common Stock, the Issuer’s Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock and the holdings thereof by General Catalyst Group VI, L.P., ("GC VI"), General Catalyst Group VIII, L.P. ("GC VIII"), General Catalyst Group VIII Supplemental, L.P. ("GC VIII Supplemental") (GC VI, GC VIII and GC VIII Supplemental are collectively referred to herein as the "GC Funds") each automatically converted into shares of Common Stock on a one-for-one basis (the “Conversion”). On July 29, 2019, and immediately following the closing of the Issuer’s initial public offering, GC Venture LH, LLC (the “SPV”) purchased 2,678,571 shares of the Issuer’s Common Stock from an existing shareholder of the Issuer in a private transaction (the “SPV Shares”). As a result of the Conversion and purchase, the GC Funds and the SPV then held a total of 22,778,695 shares of the Issuer’s Common Stock.

The capital contributions of the members of the SPV was the source of the funds for the purchase of the SPV Shares.

On April 9, 2020, 7wire Investment Holdings, Ltd., a wholly owned subsidiary of General Catalyst Group VIII, L.P. (“7wire”) received 2,930 shares of the Issuer's Common Stock.

On May 11, 2020, GC VI sold 300,000 shares of the Issuer’s Common Stock in open market transactions at prevailing market prices for gross proceeds of $15,864,974.79.

On May 15, 2020, GC VI distributed, in-kind, without consideration, a total of 2,000,000 shares of the Issuer’s Common Stock to its general and limited partners and General Catalyst Partners VI, L.P. distributed 131,939 shares to its limited partners.

On June 24, 2020, 7wire received 3,907 shares of the Issuer’s Common Stock.

On July 29, 2020, the SPV distributed, without consideration, a total of 2,678,571 shares of the Issuer’s Common Stock to its members. As part of the distribution, GC Venture LH Manager, LLC (the “SPV Manager”) received 653,918 shares of the Issuer’s Common Stock.

Following the transactions described above the GC Funds, 7Wire and the SPV Manager held a total of 18,460,879 shares of the Issuer’s Common Stock (the “GC Shares”).

CUSIP No. 539183103	13D	Page 18 of 26 Pages

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Agreement and Plan of Merger

On August 5, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Teladoc Health, Inc. (“Teladoc”), a Delaware corporation and Tempranillo Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Teladoc (“Merger Subsidiary”). Upon the terms and subject to the conditions of the Merger Agreement, Merger Subsidiary will merge with and into Livongo (the “Merger”), with Livongo surviving as a wholly owned subsidiary of Teladoc. The Merger Agreement was unanimously approved by the Board of Directors of each of Teladoc and Livongo.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by any shareholder who properly demands and perfects his, her or its appraisal rights with respect to such shares and treasury shares held by Livongo), will be converted into the right to (i) receive 0.5920 of a share of common stock, par value $0.001 per share, of Teladoc (“Teladoc Common Stock”) (the “Stock Consideration”) and (ii) $4.24 in cash, without any interest thereon (together with the Stock Consideration, the “Merger Consideration”).

In addition, prior to the Effective Time, Livongo will declare a special cash dividend equal to $7.09 per share of Common Stock to shareholders of Livongo as of a record date immediately prior to the Effective Time.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, Teladoc entered into a voting agreement (the “Voting Agreement”) with General Catalyst Group VI, L.P., General Catalyst Group VIII, L.P., General Catalyst Group VIII Supplemental, L.P. and GC Venture LH Manager, LLC (collectively, “General Catalyst”), Kinnevik Internet Lux S.a.r.l., 7Wire Ventures LLC, Glen Tullman and Lee Shapiro (collectively, together with General Catalyst, the “Specified Livongo Shareholders”). Subject to certain exceptions, the Voting Agreement requires that the Specified Livongo Shareholders vote all issued and outstanding shares of Common Stock currently held or thereafter acquired by such Specified Livongo Shareholders in favor of the approval and adoption of the Merger Agreement and against any proposal by third parties to acquire Livongo and the shares of Common Stock held by General Catalyst are treated as being held by a single stockholder for certain purposes.

Under the Voting Agreement, each General Catalyst entity agreed not to transfer 75% of the shares of Common Stock held by General Catalyst collectively (including shares held by 7Wire), subject to certain exceptions, and not to take certain other actions that would impair the ability of the Specified Livongo Shareholders to fulfill their respective obligations under the Voting Agreement. The Voting Agreement also contains non-solicitation covenants with respect to alternative transactions generally similar to those contained in the Merger Agreement with respect to Livongo.

The Voting Agreement will terminate upon the earliest of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms; (iii) the date on which any amendment to the Merger Agreement is effected, or any waiver of Livongo’s rights under the Merger Agreement is granted, in each case, without the Specified Livongo Shareholders’ prior written consent, that (A) diminishes the Merger Consideration to be received by the shareholders of Livongo, (B) changes the forms of Merger Consideration payable to the shareholders of Livongo, (C) extends the date on which the Merger Agreement may be terminated beyond May 5, 2021 or imposes any additional conditions or obligations that would reasonably be expected to prevent or impede the consummation of the Merger or (D) affects any of the material terms of certain specified provisions of the Merger Agreement in a manner that is materially adverse to any of the Specified Livongo Shareholders; (iv) the date on which the Board of Directors of Teladoc changes its recommendation that Teladoc shareholders vote in favor of the approval of the an amendment to Teladoc’s certificate of incorporation to increase the number of authorized shares of Teladoc Common Stock and the issuance of Teladoc Common Stock in the transaction; and (v) the date on which the Board of Directors of Livongo changes its recommendation that Livongo shareholders vote in favor of the approval and adoption of the Merger Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

CUSIP No. 539183103	13D	Page 19 of 26 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

GC VI is the record owner of 13,943,216 of the GC Shares. As the sole general partner of GC VI, General Catalyst Partners VI, L.P. ("GC VI GPLP"), may be deemed to own beneficially such GC Shares. As the sole general partner of GC VI GPLP, General Catalyst GP VI, LLC, may be deemed to own beneficially such GC Shares. GC VIII is the record owner of 971,064 of the GC Shares and 7Wire is the record holder of 6,837 of the GC Shares. As the sole general partner of GC VIII, General Catalyst Partners VIII, L.P. (“GC VIII GPLP”), may be deemed to own beneficially such GC Shares. As the sole general partner of GC VIII GPLP, General Catalyst GP VIII, LLC (“GC VIII GPLLC”), may be deemed to own beneficially such GC Shares. GC VIII Supplemental is the record owner of 2,892,681 of the GC Shares. As the sole general partner of GC VIII Supplemental, GC VIII GPLP may be deemed to own beneficially such GC Shares. As the sole general partner of GC VIII GPLP, GC VIII GPLLC may be deemed to own beneficially such GC Shares. The SPV is the record owner of none of the GC Shares and the SPV Manager is the record owner of 653,918 of the GC Shares. By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each entity and Reporting Person may be deemed to share the power to direct the disposition and/or vote of the GC Shares. As the manager of each of General Catalyst GP VI, LLC, GC VIII GPLLC and the SPV Manager, GCGM LLC may be deemed to own beneficially such GC Shares. As the manager of GCGM LLC, GCGM LP may be deemed to own beneficially such GC Shares. As the general partner of GCGM LP, General Catalyst Group Management Holdings GP, LLC (“GCGM Holdings”) may be deemed to own beneficially such GC Shares. As Managing Directors of GCGM Holdings, each of the Managing Directors may be deemed to own beneficially such GC Shares.

Each Reporting Person disclaims beneficial ownership of the GC Shares except for the shares, if any, such Reporting Person holds of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 97,817,000 shares of Common Stock reported to be outstanding by the Issuer on the Form 10-Q filed with the Securities and Exchange Commission May 7, 2020.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except for the transactions described above in Item 3 of this Amendment No. 2, there were no other transactions effected by the Reporting Persons in the common stock within the past sixty (60) days.

CUSIP No. 539183103	13D	Page 20 of 26 Pages

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment No. 2 is incorporated by reference in its entirely in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1	Agreement and Plan of Merger, dated as of August 5, 2020, by and among Teladoc Health, Inc., Tempranillo Merger Sub, Inc. and Livongo Health, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 001-38983) filed with the Commission on August 6, 2020).

2	Voting Agreement, dated as of August 5, 2020, by and among Teladoc Health, Inc., Tempranillo Merger Sub, Inc., General Catalyst Group VI, L.P., General Catalyst Group VIII, L.P., General Catalyst Group VIII Supplemental, L.P., GC Venture LH Manager, LLC, Kinnevik Internet Lux S.a.r.l., 7Wire Ventures LLC, Glen Tullman and Lee Shapiro (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-38983) filed with the Commission on August 6, 2020).

3	Agreement of Joint Filing

CUSIP No. 539183103	13D	Page 21 of 26 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 13th day of August, 2020.

General catalyst group vI, L.P.

By:	GENERAL CATALYST PARTNERS VI, L.P.

its General Partner

By:	GENERAL CATALYST GP VI, LLC

its General Partner

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

GENERAL CATALYST GROUP VIII, L.P.

By:	GENERAL CATALYST PARTNERS VIII, L.P.

its General Partner

By:	GENERAL CATALYST GP VIII, LLC

its General Partner

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

GENERAL CATALYST GROUP VIII SUPPLEMENTAL, L.P.

By:	GENERAL CATALYST PARTNERS VIII, L.P.

its General Partner

By:	GENERAL CATALYST GP VIII, LLC

its General Partner

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

CUSIP No. 539183103	13D	Page 22 of 26 Pages

GENERAL CATALYST PARTNERS VI, L.P.

By:	GENERAL CATALYST GP VI, LLC

its General Partner

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

GENERAL CATALYST PARTNERS VIII, L.P.

By:	GENERAL CATALYST GP VIII, LLC

its General Partner

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

GC VENTURE LH MANAGER, LLC

By:	GENERAL CATALYST GROUP MANAGEMENT, LLC

its Manager

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

GENERAL CATALYST GP VI, LLC

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

GENERAL CATALYST GP VIII, LLC

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

CUSIP No. 539183103	13D	Page 23 of 26 Pages

GENERAL CATALYST GROUP MANAGEMENT, LLC

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT HOLDINGS, L.P.

By:	GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC

its General Partner

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

                      *

Kenneth I. Chenault

                      *

Joel E. Cutler

                      *

David P. Fialkow

                      *

Hemant Taneja

* By: /s/ Christopher McCain

 Christopher McCain as Attorney-in-Fact

* This Schedule 13D was executed by Christopher McCain on behalf of the Managing Directors pursuant to Powers of Attorney filed as Exhibit 24.1 to the Form 4 relating to the beneficial ownership of shares of Intersections Inc. (file no. 000-50580) by Reporting Persons filed with the Securities Exchange Commission on January 15, 2019 and incorporated herein in its entirety by reference.

CUSIP No. 539183103	13D	Page 24 of 26 Pages

EXHIBIT 3

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Livongo Health, Inc.

EXECUTED this 13th day of August, 2020.

General catalyst group vI, L.P.

By:	GENERAL CATALYST PARTNERS VI, L.P.

its General Partner

By:	GENERAL CATALYST GP VI, LLC

its General Partner

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

GENERAL CATALYST GROUP VIII, L.P.

By:	GENERAL CATALYST PARTNERS VIII, L.P.

its General Partner

By:	GENERAL CATALYST GP VIII, LLC

its General Partner

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

GENERAL CATALYST GROUP VIII SUPPLEMENTAL, L.P.

By:	GENERAL CATALYST PARTNERS VIII, L.P.

its General Partner

By:	GENERAL CATALYST GP VIII, LLC

its General Partner

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

CUSIP No. 539183103	13D	Page 25 of 26 Pages

GENERAL CATALYST PARTNERS VI, L.P.

By:	GENERAL CATALYST GP VI, LLC

its General Partner

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

GENERAL CATALYST PARTNERS VIII, L.P.

By:	GENERAL CATALYST GP VIII, LLC

its General Partner

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

GC VENTURE LH MANAGER, LLC

By:	GENERAL CATALYST GROUP MANAGEMENT, LLC

its Manager

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

GENERAL CATALYST GP VI, LLC

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

GENERAL CATALYST GP VIII, LLC

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

CUSIP No. 539183103	13D	Page 26 of 26 Pages

GENERAL CATALYST GROUP MANAGEMENT, LLC

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT HOLDINGS, L.P.

By:	GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC

its General Partner

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Christopher McCain

Christopher McCain

Chief Legal Officer

                      *

Kenneth I. Chenault

                      *

Joel E. Cutler

                      *

David P. Fialkow

                      *

Hemant Taneja

* By: /s/ Christopher McCain

 Christopher McCain as Attorney-in-Fact